UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

GOGO INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

380446C 10 9

(CUSIP Number)

Thorndale Farm, L.L.C. 59 Front Street Millbrook, New York 12545 (845) 704-0845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380446C 10 9	13D/A

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Thorndale Farm, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Illinois
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 13,937,575
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 13,937,575
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,937,575
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.24%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 380446C 10 9	13D/A

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Oakleigh Thorne
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 25,678,516
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 25,678,516
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,678,516
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 29.91%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 380446C 10 9	13D/A

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) OTAC (Thorne) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 11,596,425
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 11,596,425
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,596,425
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.51%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 380446C 10 9	13D/A

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) TACA (Thorne) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,833,425
	8	Shared Voting Power —
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 5,833,425
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,833,425
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.80%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 380446C 10 9	13D/A

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) TACA II (Thorne) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,763,000
	8	Shared Voting Power —
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 5,763,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.71%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 380446C 10 9	13D/A

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) OAP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 139,536
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 139,536
11	Aggregate Amount Beneficially Owned by Each Reporting Person 139,536
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.16%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 380446C 10 9	13D/A

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Option 1, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power —
	8	Shared Voting Power 4,980
	9	Sole Dispositive Power —
	10	Shared Dispositive Power 4,980
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,980
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2013, as amended on May 16, 2014 and August 13, 2014 (as amended, the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a)	This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Thorndale Farm, L.L.C., an Illinois limited liability company, by virtue of the dispositive authority granted under the Amended and Restated Master Service Agreement described under Item 6 of the Schedule 13D (the “Service Agreement”), for the management of the investments of (x) the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, the Trust Under Will of O.L. Thorne FBO Elizabeth A. Robinson, the Trust Under Will of O.L. Thorne FBO Margaret A. Douglas, the Trust Under Will of O.L. Thorne FBO Joan A. Teach, the Trust Under Will of O.L. Thorne FBO Thomas O. Alley, the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, the Oakleigh B. Thorne Dynasty Trust 2011, the Charlotte Bordeaux Dynasty Trust 2011, the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, the Oakleigh Thorne GST Trust III, the Oakleigh Thorne GST Trust, the Eliza Thorne Revocable Trust, the Jonathan Thorne Revocable Trust, the Oakleigh B. Thorne August 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2014 2-Year Annuity Trust, the Oakleigh B. Thorne November 2013 3-Year Annuity Trust, the Oakleigh B. Thorne October 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2015 3-Year Annuity Trust, the Oakleigh B. Thorne October 2015 2-Year Annuity Trust, the Oakleigh B. Thorne Revocable Trust, the Harrison K. Thorne 2012 Trust, the Jonathan Edwin Thorne 2010 Trust, the Estella Blue 2006 Trust, the Matilda Blue 2007 Trust, the Thorne ALT 1995 Trust, the Thorne MET 1995 Trust, the Thorne OHT 1995 Trust, the Thorne KFT 1997 Trust, the Eliza Alley 2012 Trust, the Jennifer Honore Carr 2005 Trust, the Brett Andrew Carr 2007 Trust, the Aidan N. Birdsall 2010 Trust, the Ava K. Birdsall 2012 Trust, the IWG Thorne 97 Trust, the DGG Thorne 97 Trust, the ECG Thorne 97 Trust, the Emilynn Skye Pinkham 2007 Trust, the Wilhelmina E. Pinkham 2011 Trust, the Waylon Kane Pinkham 2013 Trust, the Lyman Alton Pinkham 2010 Trust, the NCT Thorne 97 Trust, the FT Thorne 97 Trust, the TAT Thorne 97 Trust, the EF Thorne 97 Trust, the Irene W. Banning Trust FBO Karl Banning, the Oakleigh B. Thorne Revocable Trust, the HTW 9/11/1984 Casey Key FBO Irene Banning, the HTW 7/16/1984 GST FBO Irene Banning, the HTW 9/11/1984 Casey Key FBO Pauline Joerger, the HTW 7/16/1984 GST FBO Pauline Joerger, the HTW 9/11/1984 Casey Key FBO Caroline Wamsler, and the HTW 7/16/1984 GST FBO Caroline Wamsler; and (y) the following individuals: Irene Banning, Pauline Joerger, and Henry F. Thorne;

(ii) Oakleigh Thorne, a citizen of the United States, by virtue of being (t) the beneficiary of the Oakleigh B. Thorne August 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2014 2-Year Annuity Trust, the Oakleigh B. Thorne November 2013 3-Year Annuity Trust, the Oakleigh B. Thorne October 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2015 3-Year Annuity Trust, and the Oakleigh B. Thorne October 2015 2-Year Annuity Trust; (u) co-trustee of the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984

Trust, the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, the Trust Under Will of O.L. Thorne FBO Elizabeth A. Robinson, the Trust Under Will of O.L. Thorne FBO Margaret A. Douglas, the Trust Under Will of O.L. Thorne FBO Joan A. Teach, the Trust Under Will of O.L. Thorne FBO Thomas O. Alley, the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, the Oakleigh B. Thorne Dynasty Trust 2011, the Charlotte Bordeaux Dynasty Trust 2011, the Oakleigh B. Thorne Revocable Trust, the HTW 9/11/1984 Casey Key FBO Irene Banning, the HTW 7/16/1984 GST FBO Irene Banning, the HTW 9/11/1984 Casey Key FBO Pauline Joerger, the HTW 7/16/1984 GST FBO Pauline Joerger, the HTW 9/11/1984 Casey Key FBO Caroline Wamsler, and the HTW 7/16/1984 GST FBO Caroline Wamsler; (v) trustee of the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, the Thorne OHT 1995 Trust, the Thorne KFT 1997 Trust, the Eliza Alley 2012 Trust, the Jennifer Honore Carr 2005 Trust, the Brett Andrew Carr 2007 Trust, the Aidan N. Birdsall 2010 Trust, the Ava K. Birdsall 2012 Trust, the IWG Thorne 97 Trust, the DGG Thorne 97 Trust, the ECG Thorne 97 Trust, the Emilynn Skye Pinkham 2007 Trust, the Wilhelmina E. Pinkham 2011 Trust, the Waylon Kane Pinkham 2013 Trust, the Lyman Alton Pinkham 2010 Trust, the NCT Thorne 97 Trust, the FT Thorne 97 Trust, the TAT Thorne 97 Trust, the EF Thorne 97 Trust, and the Irene W. Banning Trust FBO Karl Banning; (w) chief executive officer of Thorndale Farm, L.L.C.; (x) the manager and sole member of OTAC (Thorne) LLC, OTAC (Thorne) LLC is the managing member of TACA (Thorne) LLC (“TACA”) and TACA II (Thorne) LLC (“TACA II”); (y) the managing member of OAP, LLC (“OAP”); and (z) the managing member of Option 1, LLC (“Option 1”);

(iii) OTAC (Thorne) LLC, a Delaware limited liability company, by virtue of being the managing member of TACA and TACA II;

(iv) TACA, a Delaware limited liability company, by virtue of its direct beneficial ownership of Common Stock;

(v) TACA II, a Delaware limited liability company, by virtue of its direct beneficial ownership of Common Stock;

(vi) OAP, a Delaware limited liability company, by virtue of its direct ownership of Common Stock; and

(vii) Option 1, a Delaware limited liability company, by virtue of its direct ownership of Common Stock.

The persons named in (i) through (vii) above are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”). Annex A is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 17, 2015, certain Reporting Persons acquired an aggregate of 741,301 shares of Common Stock in a pro rata distribution for no consideration by Blumenstein/Thorne Information Partners II, L.P. to its limited partners. On the same day, certain Reporting Persons gifted an aggregate of 11,704 shares of Common Stock to charitable organizations.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)	and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, an aggregate of 25,678,516 shares of Common Stock.

The shares of Common Stock are directly held as follows: 72,800 shares are held by the Oakleigh B. Thorne August 2014 2-Year Annuity Trust, 116,155 shares are held by the Oakleigh B. Thorne May 2014 2-Year Annuity Trust, 68,248 shares are held by the Oakleigh B. Thorne November 2013 3-Year Annuity Trust, 85,912 shares are held by the Oakleigh B. Thorne October 2014 2-Year Annuity Trust, 176,752 shares are held by the Oakleigh B. Thorne May 2015 3-Year Annuity Trust, 150,044 shares are held by the Oakleigh B. Thorne October 2015 2-Year Annuity Trust, 66,500 shares are held by the Oakleigh B. Thorne Revocable Trust, 459,857 shares are held by the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, 456,915 shares are held by the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, 1,231,791 shares are held by the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, 425,966 shares are held by the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, 2,756,524 shares held by the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, 793,882 shares are held by the Trust Under Will of O.L. Thorne FBO Elizabeth A. Robinson, 793,882 shares are held by the Trust Under Will of O.L. Thorne FBO Margaret A. Douglas, 793,882 shares are held by the Trust Under Will of O.L. Thorne FBO Joan A. Teach, 793,882 shares are held by the Trust Under Will of O.L. Thorne FBO Thomas O. Alley, 973,169 shares are held by the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, 1,103,607 shares are held by the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, 639,461 shares are held by the Oakleigh B. Thorne Dynasty Trust 2011, 259,522 shares are held by the Charlotte Bordeaux Dynasty Trust 2011, 810,751 shares are held by the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, 9,966 shares are held by Irene Banning, 33,891 shares are held by Pauline Joerger, 143,266 shares are held by the Oakleigh Thorne GST Trust III, 172,437 shares are held by the Eliza Thorne Revocable Trust, 154,242 shares are held by Henry F. Thorne, 243,617 shares are held by the Jonathan Thorne Revocable Trust, 1,368 shares are held by the Harrison K. Thorne 2012 Trust, 2,665 shares are held by the Jonathan Edwin Thorne 2010 Trust, 4,972 shares are held by the Estella Blue 2006 Trust, 4,531 shares are held by the Matilda Blue 2007 Trust, 11,302 shares are held by the Thorne ALT 1995 Trust, 11,647 shares are held by the Thorne MET 1995 Trust, 12,682 shares are held by the Thorne OHT 1995 Trust, 8,617 shares are held by the Thorne KFT 1997 Trust, 612 shares are held by the Eliza Alley 2012 Trust, 3,858 shares are held by the Jennifer Honore Carr 2005 Trust, 2,707 shares are held by the Brett Andrew Carr 2007 Trust, 1,749 shares are held by the Aidan N. Birdsall 2010 Trust, 765 shares are held by the Ava K. Birdsall 2012 Trust, 6,665 shares are held by the IWG Thorne 97 Trust, 3,714 shares are held by the DGG Thorne 97 Trust, 594 shares are held by the ECG Thorne 97 Trust, 2,557 shares are held by the Emilynn Skye Pinkham 2007 Trust, 1,223 shares are held by the Wilhelmina E. Pinkham 2011 Trust, 317 shares are held by the Waylon Kane Pinkham 2013 Trust, 1,725 shares are held by the Lyman Alton Pinkham 2010 Trust, 6,440 shares are held by the NCT Thorne 97 Trust, 780 shares are held by the FT Thorne 97 Trust, 3,714 shares are held by the TAT Thorne 97 Trust, 1,783 shares are held by the EF Thorne 97 Trust, 2,249 shares are held by the Irene W. Banning Trust FBO Karl Banning, 3,049 shares are held by the Oakleigh Thorne GST, 13,181 shares are held by the H/W/T 9/11/1984 Casey Key FBO Irene Banning, 2,942 shares are held by the H/W/T 7/16/1984 GST FBO Irene Banning, 13,181 shares are held by the H/W/T 9/11/1984 Casey Key FBO Pauline Joerger, 2,942 shares are held by the H/W/T 7/16/1984 GST FBO Pauline Joerger, 13,181 shares are held by the H/W/T 9/11/1984 Casey Key FBO Caroline Wamsler, 2,942 shares are held by the H/W/T 7/16/1984 GST FBO Caroline Wamsler, 5,833,425 shares are held by TACA, 5,763,000 shares are held by TACA II Thorne LLC, 139,536 shares are held by OAP, and 4,980 shares are held by Option 1.

Mr. Thorne is the beneficiary of each of the Oakleigh B. Thorne August 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2014 2-Year Annuity Trust, the Oakleigh B. Thorne November 2013 3-Year Annuity Trust, the Oakleigh B. Thorne October 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2015 3-Year Annuity Trust, and the Oakleigh B. Thorne October 2015 2-Year Annuity Trust, and each of the trusts has entered into the Service Agreement with

Thorndale Farm, L.L.C., of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, L.L.C. and Mr. Thorne may be deemed to have beneficial ownership of the shares held by each such trust.

Mr. Thorne is a co-trustee of each of the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, the Trust Under Will of O.L. Thorne FBO Elizabeth A. Robinson, the Trust Under Will of O.L. Thorne FBO Margaret A. Douglas, the Trust Under Will of O.L. Thorne FBO Joan A. Teach, the Trust Under Will of O.L. Thorne FBO Thomas O. Alley, the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, the Oakleigh B. Thorne Dynasty Trust 2011, the Charlotte Bordeaux Dynasty Trust 2011, the Oakleigh B. Thorne Revocable Trust, the HTW 9/11/1984 Casey Key FBO Irene Banning, the HTW 7/16/1984 GST FBO Irene Banning, the HTW 9/11/1984 Casey Key FBO Pauline Joerger, the HTW 7/16/1984 GST FBO Pauline Joerger, the HTW 9/11/1984 Casey Key FBO Caroline Wamsler, and the HTW 7/16/1984 GST FBO Caroline Wamsler, and each of the trusts has entered into the Service Agreement with Thorndale Farm, L.L.C., of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, L.L.C. and Mr. Thorne may be deemed to have beneficial ownership of the shares held by each such trust.

Mr. Thorne is the trustee of each of the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, the Thorne OHT 1995 Trust, the Thorne KFT 1997 Trust, the Eliza Alley 2012 Trust, the Jennifer Honore Carr 2005 Trust, the Brett Andrew Carr 2007 Trust, the Aidan N. Birdsall 2010 Trust, the Ava K. Birdsall 2012 Trust, the IWG Thorne 97 Trust, the DGG Thorne 97 Trust, the ECG Thorne 97 Trust, the Emilynn Skye Pinkham 2007 Trust, the Wilhelmina E. Pinkham 2011 Trust, the Waylon Kane Pinkham 2013 Trust, the Lyman Alton Pinkham 2010 Trust, the NCT Thorne 97 Trust, the FT Thorne 97 Trust, the TAT Thorne 97 Trust, the EF Thorne 97 Trust and the Irene W. Banning Trust FBO Karl Banning, and each of the trusts has entered into the Service Agreement with Thorndale Farm, L.L.C., of which Mr. Thorne is the chief executive officer. As such, Mr. Thorne may be deemed to have beneficial ownership of the shares held by such trusts.

The shares owned directly by each of TACA and TACA II are beneficially owned indirectly by OTAC (Thorne) LLC, the managing member of TACA and TACA II. Mr. Thorne is the manager and sole member of OTAC (Thorne) LLC and as such each of OTAC (Thorne) LLC and Mr. Thorne may be deemed to have beneficial ownership of the shares held by TACA and TACA II.

The shares owned directly by OAP and Option 1 are beneficially owned indirectly by Mr. Thorne. Mr. Thorne is the managing member of each of OAP and Option 1 and may be deemed to have beneficial ownership of the shares held by OAP and Option 1.

Each of Irene Banning, Pauline Joerger, the Oakleigh Thorne GST Trust III, the Oakleigh B. Thorne GST Trust, the Eliza Thorne Revocable Trust, Henry F. Thorne, the Jonathan Thorne Revocable Trust, the Harrison K. Thorne 2012 Trust, the Jonathan Edwin Thorne 2010 Trust, the Estella Blue 2006 Trust, the Matilda Blue 2007 Trust, the Thorne ALT 1995 Trust and the Thorne MET 1995 Trust, have entered into the Service Agreement with Thorndale Farm, L.L.C., of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, L.L.C. and Mr. Thorne may be deemed to have beneficial ownership of the shares held by such entities.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock.

All percentages calculated in this Schedule 13D are based upon an aggregate of 85,847,932 shares of Common Stock outstanding on November 2, 2015, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, as filed by the Issuer with the Commission on November 5, 2015.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of November 19, 2015.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2015

THORNDALE FARM, L.L.C.

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Chief Executive Officer

OAKLEIGH THORNE

By:	/s/ Oakleigh Thorne

OTAC (THORNE) LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

TACA (THORNE) LLC By: OTAC (Thorne) LLC Its: Managing Member

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

TACA II (THORNE) LLC By: OTAC (Thorne) LLC Its: Managing Member

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

OAP, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

OPTION 1, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: November 19, 2015

THORNDALE FARM, L.L.C.

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Chief Executive Officer

OAKLEIGH THORNE

By:	/s/ Oakleigh Thorne

OTAC (THORNE) LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

TACA (THORNE) LLC By: OTAC (Thorne) LLC Its: Managing Member

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

TACA II (THORNE) LLC By: OTAC (Thorne) LLC Its: Managing Member

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

OAP, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

OPTION 1, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

EXHIBIT INDEX

Exhibit No.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of November 19, 2015.

ANNEX A

Thorndale Farm, L.L.C.

The following table sets forth the names and principal occupations of the executive officers of Thorndale Farm, L.L.C.

Name	Principal Occupation
Oakleigh Thorne	Chief Executive Officer
Robert Copen	General Counsel and Chief Operating Officer—Direct Investments
Larry McDermott	Chief Accounting Officer

OTAC (Thorne) LLC

The following table sets forth the name and principal occupation of the sole and managing member of OTAC (Thorne), LLC.

Name	Principal Occupation
Oakleigh Thorne	Sole and managing member

TACA (Thorne) LLC

The following table sets forth the name and principal occupation of the managing member of TACA (Thorne), LLC.

Name	Principal Occupation
OTAC (Thorne) LLC	Managing Member

TACA II (Thorne), LLC

The following table sets forth the name and principal occupation of the managing member of TACA II (Thorne), LLC.

Name	Principal Occupation
OTAC (Thorne) LLC	Managing Member

OAP, LLC

The following table sets forth the name and principal occupation of the managing member of OAP, LLC.

Name	Principal Occupation
Oakleigh Thorne	Managing Member

OPTION 1, LLC

The following table sets forth the name and principal occupation of the managing member of Option 1, LLC.

Name	Principal Occupation
Oakleigh Thorne	Managing Member